UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Sesen Bio, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

817763105

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,600,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

JEC II Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,300,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,300,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

The K. Peter Heiland 2008 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

Michael Torok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 817763105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Sesen Bio, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 245 First Street, Suite 1800, Cambridge, Massachusetts 02142.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Bradley L. Radoff, with respect to the Shares directly and beneficially owned by him;
(iii)	JEC II Associates, LLC, a Delaware limited liability company (“JEC II”), with respect to the Shares directly and beneficially owned by it;
(iv)	The K. Peter Heiland 2008 Irrevocable Trust, a Delaware trust (the “Trust”), with respect to the Shares directly and beneficially owned by it; and
(v)	Michael Torok (together with JEC II and the Trust, “JEC”), with respect to the Shares directly and beneficially owned by him and as the Manager of JEC II and Trustee of the Trust.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of Mr. Radoff is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The principal business address of each of JEC II, the Trust and Mr. Torok is 68 Mazzeo Drive, Randolph, Massachusetts 02368.

(c)       The principal occupation of Mr. Radoff is serving as a private investor. The principal business of JEC II is investing in securities. The principal business of the Trust is investing in securities. The principal occupation of Mr. Torok is serving as the Manager of JEC II and the Trustee of the Trust.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Radoff and Torok are citizens of the United States of America.

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CUSIP No. 817763105

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,600,000 Shares directly owned by Mr. Radoff is approximately $2,926,074, including brokerage commissions.

The Shares purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,300,000 Shares owned directly by JEC II is approximately $2,400,947, including brokerage commissions.

The Shares purchased by the Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,000,000 Shares owned directly by the Trust is approximately $676,460, including brokerage commissions.

The Shares directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 700,000 Shares directly owned by Mr. Torok is approximately $451,849, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the Issuer’s proposed merger with CARISMA Therapeutics Inc. (the “CARISMA Merger”) significantly undervalues the Issuer and that the consummation of the CARISMA Merger is not in the best interest of the Issuer or its stockholders. The Reporting Persons intend to vote against the approval of the CARIMSA Merger and the transactions related thereto. The Reporting Persons intend to closely monitor the Issuer and will not hesitate to take any actions that they believe are necessary to protect stockholders and enhance value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer (the “Board”), engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including an alternative sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

7

CUSIP No. 817763105

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 202,757,012 Shares outstanding as of October 31, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2022.

A.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff beneficially owns directly 5,600,000 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 5,600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,600,000
4. Shared power to dispose or direct the disposition: 0

B.	JEC II
(a)	As of the date hereof, JEC II beneficially owns directly 4,300,000 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 4,300,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,300,000
4. Shared power to dispose or direct the disposition: 0

C.	The Trust
(a)	As of the date hereof, the Trust beneficially owns directly 1,000,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000,000
4. Shared power to dispose or direct the disposition: 0

D.	Mr. Torok
(a)	As of the date hereof, Mr. Torok beneficially owns directly 700,000 Shares. As the Manager of JEC II and the Trustee of the Trust, Mr. Torok may be deemed to beneficially own the (ii) 4,300,000 Shares owned by JEC II and (iii) 1,000,000 Shares owned by the Trust.
8

CUSIP No. 817763105

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 6,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,000,000
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 11,600,000 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 5.7% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)	Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 18, 2022, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) pursuant to which, among other things, the parties agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (ii) to coordinate their activities with respect to the Issuer, including in connection with their opposition to the CARISMA Merger, and (iii) that expenses incurred in connection with the group’s activities would be split evenly between Radoff and JEC with each such party paying 50% of the expenses. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Group Agreement, dated November 18, 2022.

9

CUSIP No. 817763105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2022

/s/ Bradley L. Radoff
Bradley L. Radoff

JEC II Associates, LLC

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Manager

The K. Peter Heiland 2008 Irrevocable Trust

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Trustee

/s/ Michael Torok
Michael Torok

10

CUSIP No. 817763105

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Sale of Common Stock	(306,980)	0.4405	09/21/2022
Purchase of Common Stock	205,923	0.4084	09/30/2022
Purchase of Common Stock	104,130	0.4411	10/03/2022
Purchase of Common Stock	9,064	0.4483	10/04/2022
Purchase of Common Stock	59,299	0.4810	10/04/2022
Purchase of Common Stock	76,383	0.4743	10/05/2022
Purchase of Common Stock	12,982	0.4902	10/06/2022
Purchase of Common Stock	38,838	0.4864	10/07/2022
Purchase of Common Stock	67,599	0.4916	10/10/2022
Purchase of Common Stock	247,090	0.4923	10/11/2022
Purchase of Common Stock	72,220	0.4983	10/12/2022
Purchase of Common Stock	18,073	0.4992	10/13/2022
Purchase of Common Stock	54,917	0.4968	10/14/2022
Purchase of Common Stock	271,071	0.4967	10/17/2022
Purchase of Common Stock	192,931	0.4995	10/18/2022
Purchase of Common Stock	211,012	0.4857	10/19/2022
Purchase of Common Stock	268,783	0.4913	10/20/2022
Purchase of Common Stock	169,982	0.4959	10/21/2022
Purchase of Common Stock	390,352	0.4919	10/24/2022
Purchase of Common Stock	86,457	0.4980	10/25/2022
Purchase of Common Stock	6,400	0.4998	10/26/2022
Purchase of Common Stock	210,899	0.5173	10/27/2022
Purchase of Common Stock	60,000	0.5298	10/28/2022
Purchase of Common Stock	147,317	0.5558	10/31/2022
Purchase of Common Stock	39,117	0.5582	11/01/2022
Purchase of Common Stock	153,415	0.5530	11/02/2022
Purchase of Common Stock	93,990	0.5447	11/03/2022
Purchase of Common Stock	245,545	0.5482	11/04/2022
Purchase of Common Stock	420,418	0.5482	11/07/2022
Purchase of Common Stock	470,001	0.5423	11/08/2022
Purchase of Common Stock	495,792	0.5441	11/09/2022
Purchase of Common Stock	264,371	0.5500	11/10/2022
Purchase of Common Stock	35,629	0.5500	11/11/2022
Purchase of Common Stock	79,980	0.5456	11/14/2022
Purchase of Common Stock	220,020	0.5509	11/15/2022
Purchase of Common Stock	58,987	0.5600	11/17/2022
Purchase of Common Stock	41,013	0.5793	11/18/2022

JEC II ASSOCIATES, LLC

Purchase of Common Stock	145,540	0.4109	09/30/2022
Purchase of Common Stock	198,450	0.4309	10/03/2022
Purchase of Common Stock	9,065	0.4483	10/04/2022
Purchase of Common Stock	98,186	0.4709	10/05/2022
Purchase of Common Stock	12,988	0.4902	10/06/2022
Purchase of Common Stock	38,878	0.4864	10/07/2022
Purchase of Common Stock	67,701	0.4916	10/10/2022
Purchase of Common Stock	247,170	0.4923	10/11/2022
Purchase of Common Stock	72,230	0.4983	10/12/2022
Purchase of Common Stock	18,092	0.4992	10/13/2022
Purchase of Common Stock	54,967	0.5000	10/14/2022
Purchase of Common Stock	271,224	0.4967	10/17/2022
Purchase of Common Stock	219,724	0.4994	10/18/2022
Purchase of Common Stock	211,138	0.4857	10/19/2022
Purchase of Common Stock	268,653	0.4913	10/20/2022
Purchase of Common Stock	83,994	0.4979	10/21/2022
Purchase of Common Stock	177,000	0.4923	10/24/2022
Purchase of Common Stock	41,000	0.4981	10/25/2022
Purchase of Common Stock	2,139	0.4981	10/26/2022
Purchase of Common Stock	61,861	0.5630	11/17/2022

MICHAEL TOROK

Purchase of Common Stock	7,022	0.5300	11/09/2022
Purchase of Common Stock	61,976	0.5400	11/14/2022
Purchase of Common Stock	75,100	0.5400	11/15/2022
Purchase of Common Stock	43,665	0.5400	11/16/2022
Purchase of Common Stock	71,737	0.5591	11/17/2022